UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Amendment No. 1)*

Under the Securities Exchange Act of 1934

RALCORP HOLDINGS, INC.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

    751028101
(CUSIP Number)

Keith Meister Corvex Management LP 712 Fifth Avenue, 23rd Floor New York, New York 10019 (212) 474-6700
(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

COPIES TO:
Patrick J. Dooley, Esq.
Akin Gump Strauss Hauer & Feld LLP
One Bryant Park
New York, NY 10036
(212) 872-1000

            September 25, 2012
(Date of Event which Requires Filing
of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [  ].

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Continued on following page(s)
Page 1 of 7 Pages

CUSIP No. 751028101	Page 2 of 7 Pages

1           Names of Reporting Persons

CORVEX MANAGEMENT LP

2           Check the Appropriate Box If a Member of a Group (See Instructions)
a.	[ ]
b.	[X]

3           SEC Use Only

4           Source of Funds (See Instructions)

WC

5	Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

[  ]

6           Citizenship or Place of Organization

DELAWARE

	7	Sole Voting Power
Number of Shares		2,835,296
Beneficially Owned By Each	8	Shared Voting Power 0
Reporting Person With	9	Sole Dispositive Power 2,835,296
	10	Shared Dispositive Power
		0

11           Aggregate Amount Beneficially Owned by Each Reporting Person

2,835,296

12           Check Box If the Aggregate Amount in Row (11) Excludes Certain
Shares (See Instructions)

[   ]

13           Percent of Class Represented By Amount in Row (11)

5.15%

14           Type of Reporting Person (See Instructions)

PN; IA

CUSIP No. 751028101	Page 3 of 7 Pages

1           Names of Reporting Persons

KEITH MEISTER

2           Check the Appropriate Box If a Member of a Group (See Instructions)
c.	[ ]
d.	[X]

3           SEC Use Only

4           Source of Funds (See Instructions)

WC

5	Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

[  ]

6           Citizenship or Place of Organization

UNITED STATES

	7	Sole Voting Power
Number of Shares		2,835,296
Beneficially Owned By Each	8	Shared Voting Power 0
Reporting Person With	9	Sole Dispositive Power 2,835,296
	10	Shared Dispositive Power
		0

11           Aggregate Amount Beneficially Owned by Each Reporting Person

2,835,296

12           Check Box If the Aggregate Amount in Row (11) Excludes Certain
Shares (See Instructions)

[   ]

13           Percent of Class Represented By Amount in Row (11)

5.15%

14           Type of Reporting Person (See Instructions)

IN; HC

CUSIP No. 751028101	Page 4 of 7 Pages

This Amendment No. 1 supplements the information set forth in the Schedule 13D filed by Corvex Management LP and Keith Meister with the United States Securities and Exchange Commission on August 23, 2012 (the “Schedule 13D”) relating to the shares of Common Stock, par value $0.01 per share (the “Shares”) of Ralcorp Holdings, Inc., a Missouri corporation (the “Issuer”).  Capitalized terms used but not defined herein shall have the meanings ascribed to them in the Schedule 13D.

The information set forth in response to each separate Item below shall be deemed to be a response to all Items where such information is relevant.  The Schedule 13D is supplementally amended as follows.

Item 3.                  Source and Amount of Funds or Other Consideration.

The responses to Items 4, 5 and 6 are incorporated herein by reference.

The Reporting Persons used working capital of the Corvex Funds to purchase the 2,835,296 Shares reported herein.  The total purchase price for the Shares reported herein was $193,036,597 (including Shares purchased prior to the Post separation and the purchase price to acquire previously held call options and put options).

Item 5.                  Interest in Securities of the Issuer.

(a) – (b) Corvex may be deemed to be the beneficial owner of 2,835,296 Shares, which represents approximately 5.15% of the Issuer’s outstanding Shares.  Corvex may be deemed to have sole power to vote and sole power to dispose of such Shares.  By virtue of his position as control person of the general partner of Corvex, Mr. Meister may be considered to beneficially own such Shares.

The percentage in the immediately foregoing paragraph is calculated based on a total of 55,032,538 Shares outstanding as of September 10, 2012 (based on the Issuer’s Quarterly Report on Form 10-Q/A (Amendment No. 1), filed September 14, 2012).

(c)           Except as set forth on Exhibit 2 to the Schedule 13D, there have been no transactions with respect to the Shares during the sixty days prior to the date hereof by either Corvex or Mr. Meister.

(d)           The limited partners of (or investors in) each of two or more private investment funds, or their respective subsidiaries or affiliated entities, for which Corvex or its affiliates acts as general partner and/or investment adviser have the right to participate in the receipt of dividends from, or proceeds from the sale of, the Shares held for the accounts of their respective funds in accordance with their respective limited partnership interests (or investment percentages) in their respective funds.

(e)           Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The responses to Items 3, 4 and 5 are incorporated herein by reference.

On September 25, 2012, the Reporting Persons exercised all call options described in Exhibit 2 of the Schedule 13D and thereby acquired 1,714,248 Shares in the aggregate.  On September 25, 2012, upon exercise of such call options, all put options described in Exhibit 2 of the Schedule 13D that had not already expired terminated in accordance with their terms.

CUSIP No. 751028101	Page 5 of 7 Pages

Except for the arrangements described herein, to the best knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any other person with respect to any securities of the Issuer, including but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.                 Material to be Filed as Exhibits.

Exhibit 1 - Agreement between Corvex and Keith Meister to file this Schedule 13D and any amendments thereto jointly on behalf of each of them.

CUSIP No. 751028101	Page 6 of 7 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: September 25, 2012	CORVEX MANAGEMENT LP

	By:	/s/ Keith Meister
	Name:	Keith Meister
	Title:	Managing Partner

Date September 25, 2012	KEITH MEISTER

	By:	/s/ Keith Meister

CUSIP No. 751028101	Page 7 of 7 Pages

EXHIBIT 1

AGREEMENT
JOINT FILING OF SCHEDULE 13D

The undersigned hereby agree to jointly prepare and file with regulatory authorities this Schedule 13D and any future amendments thereto reporting each of the undersigned’s ownership of securities of Ralcorp Holdings, Inc., and hereby affirm that such Schedule 13D is being filed on behalf of each of the undersigned pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934.  The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the other, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

Date: September 25, 2012	CORVEX MANAGEMENT LP

	By:	/s/ Keith Meister
	Name:	Keith Meister
	Title:	Managing Partner

Date September 25, 2012	KEITH MEISTER

	By:	/s/ Keith Meister